Exhibit 97

EXLSERVICE HOLDINGS, INC.
Clawback Policy

I.    Incentive Compensation Clawback Policy

This Clawback Policy (“Policy”) of ExlService Holdings, Inc. (the “Company”) shall be administered by the Board of Directors (the “Board”) (or an appropriate committee or committees of the Board, as may be designated by the Board). Any determinations made by the Board or committee shall be final and binding on all affected individuals. Additionally, this Policy incorporates by reference the requirements of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (regarding recovery of erroneously awarded compensation) and its implementing rules and regulations thereunder and the Nasdaq listing standards. This Policy operates in addition to any (a) clawback provisions contained in the terms of other compensation awards or programs, and (b) clawback requirements imposed under applicable laws.

This policy may be amended from time to time in the discretion of the Board or committee thereof.

II.    Covered Executives

This Policy applies to all current and former executive officers, as determined by the Board or a committee thereof in accordance with Section 10D of the Exchange Act and the Nasdaq listing standards (each an “Executive”). This Policy shall be binding and enforceable against all such Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

The determination of the Board or committee thereof need not be uniform with respect to one or more Executives.

III.    Required Recoupment

a.Compensation Subject to Required Recoupment

For purposes of this Policy, covered compensation subject to clawback (“Covered Compensation”) includes any non-equity incentive plan awards, bonuses paid from a bonus pool, cash awards, equity or equity-based awards, or proceeds received upon sale of shares acquired through an incentive plan; provided that, such compensation is granted, earned, and/or vested based wholly or in part on the attainment of a financial performance measure. A financial performance measure includes those found in financial statements under General Accepted Accounting Principles or derived in whole or in part from such measure (e.g., total shareholder return, revenue, net income, return on assets, tangible book value).

Covered Compensation shall not include any salaries, discretionary bonuses, non-equity incentive plan awards earned upon satisfying a strategic measure or operational measure (e.g., completion of a project), or equity-based awards that are not contingent on achieving any financial reporting measure.

b.    Required Recoupment Trigger – Accounting Restatement

In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company's material noncompliance with any financial reporting requirement under the securities laws, the Board or committee shall require reimbursement or forfeiture of any Excess (as defined below) received by any Executive during the applicable look-back period. Covered accounting restatements include those that either (a) correct an error in a previously issued financial statement that is material to such previously issued financial statement or (b) correct an error that is not material to a previously issued financial statement, but would result in a material misstatement if left uncorrected in a current report or the error correction was not recognized in the current period.

The Excess to be recouped due to the accounting restatement will be the amount received in excess of the amount that would have been paid to the Executive absent the restatement, calculated on a pre-tax basis. If the Board or committee thereof cannot determine the amount of Excess received by the Executive directly from the information in the accounting restatement, then it shall make its determination based on a reasonable estimate of the effect of the accounting restatement.

The look-back period will be the three completed fiscal years immediately preceding the earlier of the date on which (a) the Board or committee thereof concludes or reasonably should have concluded that an accounting restatement is required or (b) a regulator directs a restatement.

IV.    Additional Recoupment; Misconduct

If the Board or committee thereof has determined that (a) any Executive violated material Company policies; misstated financial or other material information about the Company; committed fraud or misconduct; breached a noncompetition, confidentiality, nonsolicitation, noninterference, corporate property protection, or other agreement that may apply to the person; or committed other conduct that the Board or committee determines is detrimental to the business or reputation of the Company, including facts and circumstances discovered after termination of service and/or (b) any employee was identified by the Department of Justice as having engaged in wrongdoing (or having willfully neglected or ignored wrongdoing by a person or business area he or she supervised) in connection with conduct under investigation by the Department of Justice, the Board or committee thereof may take, in its sole discretion, such additional action, if any, as it deems necessary to remedy the misconduct and prevent its recurrence. This may include, but is not limited to, requiring reimbursement of items excluded from Covered Compensation in Section III(a), such as salaries, discretionary bonuses, non-equity incentive plan awards earned upon satisfying a strategic measure or operational measure (e.g., completion of a project), or equity-based awards that are not contingent on achieving any financial reporting measure.

V.    Clawback Method

The Board or a committee thereof may determine, in its sole discretion, a reasonably prompt method for recouping Covered Compensation, or other compensation, under this Policy which may include, without limitation: (a) requiring reimbursement of cash previously paid; (b) seeking recoupment of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity or equity-based awards; (c) offsetting the recouped amount from any compensation otherwise owed to the Executive; (d) cancelling outstanding vested or unvested equity or equity-based awards; (e) forfeiting any vested non-qualified deferred compensation account balances; and/or (f) taking any other remedial and recoupment action permitted by law, as determined by the Board or a committee thereof. The Company may enter into deferred payment plans with Executives to effectuate recoupment to avoid unreasonable economic hardship.

The Board or a committee thereof shall not be required to seek to recoup Covered Compensation, or other compensation under this Policy, if such recoupment would be impracticable, violate home country laws, and/or involve tax qualified retirement plans, as determined by the Board or committee in accordance with the Nasdaq listing standards. Any such determination that recoupment is not required shall be documented by the Board or committee.

The Company shall not, as a result of the application of this Policy, indemnify any Executive Officer against the loss of any Covered Compensation or other compensation under this Policy.